Great Elm Capital Corp.

800 South Street, Suite 230

Waltham, Massachusetts 02453

July 12, 2017

VIA EDGAR

James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Great Elm Capital Corp.
(File No. 333-217222)

Dear Mr. O’Connor:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Great Elm Capital Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Tuesday, July 12, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

GREAT ELM CAPITAL CORP.

By:	/s/ Peter A. Reed
Name: Peter A. Reed
Title: Chief Executive Officer